UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013
Commission File Number 0-30314

PORTAGE BIOTECH INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

BONTAN CORPORATION INC.
(Former name, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

 NEWS RELEASE

PORTAGE LAUNCHES NEW WEBSITE AND PROVIDES UPDATE ON ITS R&D ACTIVITIES

Toronto, Ontario, December 17, 2013 – Portage Biotech Inc. (“the Company”) (OTCQB: PTGEF, CNSX: PBT.U) (“Portage”) is pleased to announce the launch of its new web site, www.portagebiotech.com, which goes live today.

The site has been designed as an information centre for all interested parties to easily follow our progress and will be updated from time to time as further news develops.

Our subsidiary, Portage Pharmaceuticals Ltd (“PPL”), is currently engaged in the following research and development activities:

Cell permeable peptide fusion proteins are in preclinical development for the following indications:

1.	COPD
2.	Inflammatory eye diseases
3.	Inflammatory skin diseases

In addition PPL has filed composition of matter and use patents and is exploring opportunities for cell permeable fusion proteins that address the following indications:

1.	Congenital blindness
2.	Polycystic kidney disease
3.	Huntington’s disease

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs and orphan drugs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage, through its subsidiary, holds an exclusive worldwide licence in non-oncology fields and the know-how relating to the Antennapedia protein transduction technology developed by Trojantec. Antennapedia (“Antp”), is an unusual protein that allows for the delivery of drugs into a cell and even into the nucleus which is often the desired site of action. This protein coupled with a drug may even cross the blood brain barrier. Portage is developing a research pipeline of Antp-based drug candidates and evaluating their function and potential as new therapeutic agents for a variety of non-oncology indications.

Portage management is looking to in license additional products to add to its portfolio.

For further information, contact Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com and visit our websites www.portagebiotech.com and www.portagepharmaceuticals.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 17, 2013

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer